UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
March 31, 2017

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9. Other Events

Elio Motors, Inc (“we”, “us” or “our”) provides the following unaudited financial statements for the three months ended March 31, 2017:

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising $15,819,993, net of offering costs.  During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained partial release of reservation deposits from a credit card processing company and pursued additional equity funding.  The primary focus for the three months ended March 31, 2017 has been on raising additional funding through debt and equity offerings.

Cash investment has totaled $27,166,944, net of related expenses, from incorporation through March 31, 2017 and loans have totaled $47,330,659 from incorporation through March 31, 2017.  We have also obtained reservation deposits from persons desiring to reserve an Elio totaling $27,780,260 through March 31, 2017.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive.  We have encountered delays with respect to our development schedule in the past, due primarily to delays in funding.  These funding delays also resulted in our having to obtain extensions from our lenders and lessor.  Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative.

As described in this report, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to our company, such as Stuart Lichter.  Subsequent to March 31, 2017, Mr. Lichter converted over $8.5 million of loans and accrued interest into shares of Common Stock and extended the maturity dates of other loans to July 2018 and January 2019.  He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

We must still obtain relief from Racer Trust with respect to an extension of the maturity date of the note due July 1, 2017 and our agreement to create 1,500 jobs by July 1, 2017.  If we fail to fulfill that agreement, we have agreed to pay Racer Trust $5,000 for each full-time, permanent direct job that falls below the 1,500 target.  We have recorded a current liability of $7.5 million as of March 31, 2017 and December 31, 2016.  Should our negotiations with Racer Trust be successful, we will make the appropriate adjustment to our balance sheet at that time.

ELIO MOTORS, INC.
BALANCE SHEETS

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2018.

Three Months Ended March, 31 2017 Compared to Three Months Ended March 31, 2016.  Operating expenses for the three months ended March 31, 2017 decreased by 69% over the comparable 2016 period.

Engineering, research and development costs decreased $2.8 million or 76%.  This decrease was primarily the result of: (1) a $2.5 million decrease in engineering, design and development; and (2) a $91 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017.  The decreases are a result of a lack of available funding for the three months ended March 31, 2017.

General and administrative expenses decreased $600 thousand or 45%, primarily resulting from: (1) a $117 thousand decrease in common area maintenance, insurance and property taxes associated with the terms of the Shreveport capital lease; (2) a $399 thousand decrease in professional service fees as a result of a lack of available funding; and (3) a $42 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017.  The decreases are a result of a lack of available funding for the three months ended March 31, 2017.

Sales and marketing expenses decreased $1.3 million or 72% as a result of: (1) a $1.06 million decrease in social media, television and print advertisements; (2) a $131 thousand decrease in tour related expenses; (3) a $52 thousand decrease in labor due to several employees going on furlough effective January 1, 2017; and (4) $15 thousand decrease in press release fees.  The decreases are a result of a lack of available funding for the three months ended March 31, 2017.

Interest expense increased by 57% during the three months ended March 31, 2017, as compared to the three months ended March 31, 2016, due to a $1.2 million increase in accrued interest on the subordinated promissory note to Racer Trust.

As a result, our net loss for the quarter ended March 31, 2017 was $4,761,773 as compared to $9,494,272 for the comparable 2016 period, a decrease of 50%.  Our accumulated deficit was $145,906,178 as of March 31, 2017.

Liquidity and Capital Resources

March 31, 2017.  As of March 31, 2017, we had cash of $208,748 and a working capital deficit of $41,474,034 as compared to cash of $120,206 and a working capital deficit of $42,144,011 at December 31, 2016.  The decrease in the working capital deficit was due primarily to the conversion of $2,992,125 of payments due on the Shreveport Capital lease to Series D Convertible Preferred Shares in January 2017, and the decrease of $366,997 in derivative liabilities due to the down-round provision and repricing the outstanding liabilities at March 31, 2017, offset by a $1.5 million increase in accrued interest.

Through March 31, 2017, the Company received advances totaling $6,484,000 from directors and significant stockholders of the Company, as evidenced by Convertible Unsecured Notes.  The notes were convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $15.00 per share.   Interest of 5% per annum accrued on the unpaid principal balance and all unpaid principal and interest were to be paid at maturity.  Subsequent to March 31, 2017 the advances were converted to shares of common stock as discussed in Note 13 to the financial statements.

We obtained an extension agreement until July 31, 2018 with respect to a $4,418,013 loan due July 31, 2016, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also now due January 31, 2019.

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders.  On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  On January 1, 2017, $2,992,125 in sublease payments, and $598,324 in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.  A forbearance agreement was signed with RACER Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017.  Default interest of 18% per annum will continue accruing as of October 1, 2016.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,819,993 net of offering expenses.  During 2016, we issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,071,000.  On March 31, 2017, we issued an additional 33,445 shares of common stock in connection with a private placement to a director and stockholder for proceeds of $200,000.

In addition to the agreements made with our lenders to defer cash outlays, advances received from directors and significant stockholders, and the Regulation A offering, we have funded our operations during the three months ended March 31, 2017 primarily through the advances from several directors and stockholders, the placement of our common stock, and the receipt of customer reservations..

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2017:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$37,892,317	$30,153,860	$7,738,457	$-	$-
Convertible notes payable	10,699,004	-	-	-	10,699,004
Capital lease obligations	64,825,585	748,031	5,984,250	5,984,250	52,109,054
Operating lease obligations	38,355	30,684	7,671	-	-
Total	$113,455,261	$30,932,575	$13,730,378	$5,984,250	$62,808,058

Payments due by period included accrued interest through the date that the obligation will be settled.

Subsequent to March 31, 2017, the Company has converted a significant portion of the convertible notes payable into shares of common stock.  The conversions reduce the principal balance and accrued interest obligation to $2,547,089.  We believe that the remaining balance will be converted before the convertible notes mature.

Plan of Operations

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved.  To date, over $62 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. The Reg A+ funds of approximately $16.0 million were used to further design and build initial engineering prototypes. At this point, we need to build and test additional prototypes and kick-off long lead production equipment and hard tooling.  With most of the development risks addressed, we need to raise additional capital estimated at $376 million to fund production activities.

We refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million.  The key timelines are in the chart below:

The anticipated budgets required to achieve the milestones are provided in the table below:

We need to raise additional funds to complete prototypes, testing and move into production. As noted in the chart above, we need to raise an additional estimated $376 million to fund production activities in the next 76 weeks and are pursuing multiple options for such funding.  The funding will come from a combination of sources discussed below, as well as more traditional sources (not discussed), such as venture equity, debt arrangements and capital leasing of equipment.  Our previous funding requirement was $312 million, which did not include approximately $64 million in supplier equipment commitments.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through March 31, 2017, we have $27.8 million in reservations, an average of $545 thousand per month.  Of this amount, $842 thousand was held at March 31, 2017 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through March 31, 2017, sales of excess equipment has yielded approximately $5.43 million, which has been applied to the principal balance on the CH Capital Lending, LLC note.  As of March 31, 2017, an additional $1.2 million in equipment was available for sale, which we believe will be sold prior to the commencement of production.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through the issuance debt and/or equity securities, customer reservations, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $145,906,178 as of March 31, 2017. In addition, we have a working capital deficit of $41,474,035 as of March 31, 2017. We had net losses of $4,761,773 and $9,494,272 for three months ended March 31, 2017 and 2016, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

ELIO MOTORS, INC.
BALANCE SHEETS

	March 31,	December 31,
	2017	2016
Assets	(Unaudited)	(Audited)
Current Assets
Cash	$208,748	$120,206
Restricted cash held in escrow	209,001	192,694
Prepaid expenses	698,230	418,568
Other current assets	-	303,000
Assets held for sale	329,793	400,000
Deferred loan costs	130,049	136,852
Total Current Assets	1,575,821	1,571,320

Restricted cash held for customer deposits	2,070,346	2,013,605
Machinery and equipment, net	11,984,975	11,988,165
Facility under capital sublease, net	5,420,168	5,482,468
Deferred loan costs	580,279	650,048
Deferring offering costs	119,456	117,081
Other assets	25,000	25,000
Total Assets	$21,776,045	$21,847,687
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$12,082,669	$11,723,376
Refundable customer deposits	1,228,100	1,247,550
Advances due to related party	75,317	75,155
Interest payable, current portion	8,525,744	9,515,336
Derivative liabilities - fair value of warrants	471,836	838,833
Notes payable due to related party	1,250,000	-
Notes payable, net of discount and deferred loan costs	20,666,189	20,315,081
Total Current Liabilities	44,299,855	43,715,331

Nonrefundable customer deposits	26,552,160	26,035,436
Interest payable, net of current portion	5,522,827	5,351,431
Convertible notes payable, net of discount	6,269,974	5,737,184
Notes payable due to related party, net of current portion and discount	5,068,513	6,671,714
Capital sublease obligation	6,295,142	6,295,142
Total Liabilities	94,008,471	93,806,238

Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,857,412 and 26,769,131 shares issued and outstanding
at March 31, 2017 and December 31, 2016, respectively	62,752,316	61,854,867
Preferred stock, no par value, 10,000,000 shares authorized,
531,416 and 435,036 shares issued and outstanding at
March 31, 2017 and December 31, 2016, respectively	10,921,436	7,330,987
Accumulated deficit	(145,906,178)	(141,144,405)
Total Stockholders' Deficit	(72,232,426)	(71,958,551)
Total Liabilities and Stockholders Deficit	$21,776,045	$21,847,687

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March, 31
	2017	2016
Costs and Expenses:
Engineering, research and development costs	$897,912	$3,700,641
General and administrative expenses	748,372	1,354,878
Sales and marketing expenses	513,006	1,819,354
Total costs and expenses	2,159,290	6,874,873

Loss From Operations	(2,159,290)	(6,874,873)

Other income (expense):
Other income	107	4,463
Interest expense	(2,969,587)	(1,893,159)
Gain (loss) on change in fair value of derivative liability	366,997	(730,703)
Total other expenses, net	(2,602,483)	(2,619,399)

Net Loss	$(4,761,773)	$(9,494,272)

Basic loss per common share:	$(0.18)	$(0.36)

Weighted-average number of common shares outstanding	26,810,586	26,410,717

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Cash Flows From Operating Activities
Net Loss	$(4,761,773)	$(9,494,272)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	65,490	61,833
Amortization of discount on notes payable	680,274	737,235
Amortization of deferred financing costs	90,216	88,348
Accrued interest on capital sublease obligation	656,280	743,329
(Gain) Loss on change in fair value of derivative liability	(366,997)	730,703
Stock based compensation	351,379	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	621,662	(1,624,265)
Accounts payable and accrued liabilities	359,292	376,519
Interest payable	1,539,861	(363,311)
Net Cash Used in Operating Activities	(764,316)	(8,743,881)
Cash Flows From Investing Activities
Purchases of machinery and equipment	-	(2,956)
Proceeds from sale of machinery and equipment, net	70,207	623,202
Net Cash Provided by Investing Activities	70,207	620,246
Cash Flows From Financing Activities
Change in restricted cash	(73,047)	1,039,513
Customer deposits	497,274	1,396,250
Issuance of common stock	200,000	2,006,712
Common stock issuance costs	-	(178,503)
Deferred offering costs	(2,375)	-
Proceeds from convertible notes	514,000	-
Repayments of advances from related party	(353,201)	-
Advances to related party	-	(101,008)
Net Cash Provided by Financing Activities	782,651	4,162,964
Net Change in Cash	88,542	(3,960,671)
Cash at Beginning of Year	120,206	6,870,044
Cash at End of Year	$208,748	$2,909,373
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$2,956	$659,694
Supplemental disclosures of non-cash investing and financing activities
Issuance of warrants for stock offering costs	$-	$3,095
Exercise of warrants	$-	$133,512
Convertible notes payable converted to equity	$346,070	$150,936
Issuance of stock-based compensation	$351,379	$-
Conversion of accounts payable and accrued interest
to preferred stock under capital lease arrangement	$3,590,449	$-

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Elio Motors, Inc., (OTCQX: ELIO), (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”), 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have no par value.  To date no dividends have been declared by the Company.

The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior in rights to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no Series A shares issued or outstanding at March 31, 2017 and December 31, 2016.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election.  The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  There were 435,036 Series C shares issued and outstanding at March 31, 2017 and December 31, 2016.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares.  The Company’s Series C shares and Series D shares shall rank on par with one another.  There were 96,390 Series D shares issued and outstanding at March 31, 2017 and no Series D shares issued and outstanding at December 31, 2016.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of March 31, 2017 the Company had a working capital deficiency and a stockholder’s deficit of $41,474,034 and $145,906,178, respectively.  During the three months ended March 31, 2017 and 2016, the Company incurred losses of $4,761,773 and $9,494,272, respectively.  These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

Through March 31, 2017, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle.  The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits.  The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production.  If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business.  The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments.  The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments.  The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities.  The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature.  The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature.  For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of March 31, 2017 and December 31, 2016, includes $209,001 and $192,694 deposited in escrow accounts with financial institutions for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment

In addition, the Company has recorded $2,070,346 and $2,013,605 as restricted cash held for customer deposits as of March 31, 2017 and December 31, 2016, respectively.  These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

Other Current Assets

As of March 31, 2017, the Company has recorded no other current assets, and as of December 31, 2016, the Company has recorded $303,000 as other current assets.  This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell.  Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  There was no impairment charge for the three months ended March 31, 2017 and 2016.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production.  The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $329,793 and $400,000, which is shown as “Assets held for sale” at March 31, 2017 and December 31, 2016, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.

The estimated value is based on negotiations with potential buyers.  The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements.  The Company anticipates disposing of all assets held for sale within one year.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  At the close of the Convertible Subordinated Note offering, the Tier 1 notes had a beneficial conversion feature and debt issuance costs in excess of the note amount.  As a result the debt issuance costs were recorded as a deferred loan cost.  As of March 31, 2017, the current and long-term portions of deferred loan costs were $130,049 and $580,279, respectively.  As of December 31, 2016, the current and long-term portions of deferred loan costs were $136,852 and $650,048, respectively.

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $90,216 and 88,348 for the three months ended March 31, 2017 and 2016, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options.  A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to common stock.  The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Warrants

The Company accounts for warrants with anti-dilution (“down-round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which require such warrants to be recorded as a liability and adjusted to fair value at each reporting period.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815. Based upon the provisions of ASC 815, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured.  Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits.  Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $513,006 and $1,819,354 for the three months ended March 31, 2017 and 2016, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC Topic 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value.  Research and development costs amounted to $897,912 and $3,700,641 for the three months ended March 31, 2017 and 2016, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the three months ended March 31, 2017 and 2016 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Three Months Ended March 31,
	2017	2016
Outstanding convertible notes	1,710,699	847,229
Outstanding warrants	2,084,691	1,995,870
Series C convertible preferred stock	435,036	-
Series D convertible preferred stock	96,380	-
Total potentially dilutive securities	4,326,806	2,843,099

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of March 31, 2017 and 2016, and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services.  Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees.  Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.  ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.  Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”).  ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter.  We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This standard requires that deferred income tax liabilities and assets be presented as noncurrent assets or liabilities in the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early adoption is permitted. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures. We will adopt this standard on the effective date.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting.  Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”).  ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows.  ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at March 31, 2017 and December 31 2016:

	March 31,	December 31,
	2017	2016
Facility under capital sublease	$6,295,142	$6,295,142
Machinery and equipment	11,897,632	11,897,632
Vehicles	49,532	49,532
Computer equipment and software	57,710	57,710

Total property and equipment	18,300,016	18,300,016
Less: accumulated depreciation	(894,873)	(829,383)
Machinery and equipment, net	$11,984,975	$11,988,165
Facility under capital sublease, net	$5,420,168	$5,482,468

Depreciation and amortization of property and equipment held for use amounted to $65,490 and $61,833 for the three months ended March 31, 2017 and 2016, respectively.  There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility.  At March 31, 2017 and December 31, 2016, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,632.  Included in the March 31, 2017 and December 31, 2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production.  This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year.  The Company plans to start production in the fourth quarter of 2018 at which time the manufacturing machinery and equipment will be placed in service.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 4 - PROPERTY AND EQUIPMENT (Continued)

At March 31, 2017 and December 31, 2016, the Company conducted a review of the machinery and equipment held for sale.  Based on the review, the Company had no impairment charge for the three months ended March 31, 2017 and 2016. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility.  The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the amount of the asset impairment.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of March 31, 2017 and December 31, 2016, the Company received refundable deposits of $1,228,100 and $1,247,550, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of March 31, 2017 and December 31, 2016, the Company received nonrefundable deposits of $26,552,160 and $26,035,436, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2018, and is under no obligation to return the deposit to the customer.  As further discussed in Note 11 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit.  As of March 31, 2017 and December 31, 2016, future committed sales discounts offered amounted to approximately $12,249,494 and $12,120,313, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of March 31, 2017.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$471,836	$471,836

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at March 31, 2017	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$471,836	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	1.64% 3.72 yrs. 0.00% 80.10%

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$838,833	$838,833
Assets held for sale	$-	$-	$400,000	$400,000
Machinery and equipment			871,682	871,682

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	2.05% 3.96 yrs. 0.00% 80.10%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to March 31, 2017 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833
Change in fair value of warrants included in earnings	(366,997)
Balance at March 31, 2017	$471,836

NOTE 7 – LONG-TERM DEBT

Senior Promissory Note – Related Party

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017.  In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings.  As of the date the financial statements were available to be issued, no monthly payments have been made.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Senior Promissory Note – Related Party (Continued)

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018.  The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018.  The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities.  The agreement further requires a payment of $1,250,000, on or before July 31, 2017.  This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000.  If the Company fails to make the July 31, 2017 payment of $1,250,000, the Company agrees to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

Interest expense incurred on this note for the three months ended March 31, 2017 and 2016, amounted to $111,621 and $161,171, respectively.

As of March 31, 2017 and December 31, 2016, the Company has applied cumulative payments of $5,431,987 and $5,078,786, respectively in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility.  The senior promissory note balance as of March 31, 2017 and December 31, 2016 was $4,418,013 and $4,771,214, respectively.

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019.  The outstanding principal and interest amounted to $600,000 and $170,944, respectively, and $600,000 and $155,944, respectively, at December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $15,000 and $15,167, respectively.

Related Party Promissory Notes

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $1,000,500 and $236,267, respectively, at March 31, 2017 and $1,000,500 and $211,254, respectively, at December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $25,013 and $25,290, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019.  The outstanding principal and interest amounted to $300,000 and $77,222, respectively, as of March 31, 2017, and $300,000 and $69,722, respectively, as of December 31, 2016. Interest expense incurred on the note for the three months ended March 31, 2017 and 2016 amounted to $7,500 and $7,583, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Related Party Promissory Notes (Continued)

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. See Note 9 for additional information regarding the warrants.

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing.  As part of the subordination agreement RACER requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed.

The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $451,176, and $8,782 respectively, at March 31, 2017.  The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564 respectively, at December 31, 2016.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014.  On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement.  The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.

On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The Company missed the October 1, 2016 payment, and subsequently entered into an additional forbearance agreement extending the monthly payments until May 31, 2017.  The outstanding balance shall continue to bear default interest of 18% per annum until the payments are resumed June 1, 2017.

Accrued default interest under the subordinated promissory note amounted to $7,777,713 and $6,523,211 at March 31, 2017 and December 31, 2016, respectively. Default interest expense incurred amounted to approximately $1,254,502, and $0 for the three months ended March 31, 2017 and 2016, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Subordinated Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors.  The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price.  The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration.  The Company closed offering the Convertible Subordinated Notes in December 2015.  The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer Trust.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes.  Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees.  The Convertible Subordinated Notes balance, net of issuance costs and the related beneficial conversion feature is $756,291 and $754,607 as of March 31, 2017 and December 31, 2016, respectively.  Accrued interest as of March 31, 2017 and December 31, 2016, amounted to $319,114 and $293,235, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively.  The unamortized balance of the beneficial conversion feature discount amounted to $2,921,556 and $44,012 for Tier 1 and Tier 2, respectively, as of March 31, 2017.  The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes.  Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes.    Deferred loan costs of $130,049 and $580,279 are recorded as current and long-term assets, respectively, as of March 31, 2017.  Net issuance costs, amounted to $24,122 as of March 31, 2017 for Tier 2 Convertible Notes. Deferred loan costs of $136,852 and $650,048 are recorded as current and long-term assets, respectively, as of December 31, 2016.  Net issuance costs, amounted to $28,985 as of December 31, 2016 for Tier 2 Convertible Subordinated Notes.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Subordinated Notes Payable (Continued)

As of March 31, 2017, the Company converted $1,340,580 of principal and $80,106 of accrued interest from its Tier 1 Convertible Subordinated Notes into 237,574 shares of the Company’s common stock.  As of March 31, 2017 the Company converted $255,000 of principal and $13,596 of accrued interest from its Tier 2 Convertible Subordinated Notes into 27,833 shares of the Company’s common stock.  The Company has $3,659,980 and $86,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of March 31, 2017.  As of December 31, 2016, the Company converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock.  As of December 31, 2016 the Company converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock.  The Company has $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016.  See Note 13 for conversions subsequent to March 31, 2017.

The Convertible Subordinated Notes contained a repricing provision that was triggered on the Tier 2 notes by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company.  The conversion rate on the Tier 2 Convertible Subordinated Notes was reduced from $9.65 per share of common stock to $5.98 per share of common stock.  The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 8,912 to 14,381.

Convertible Unsecured Notes Payable

The Company received advances totaling $6,484,000 and $5,970,000 from directors and stockholders of the Company as of March 31, 2017 and December 31, 2016, respectively.  The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company.  The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022.  The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.  The Convertible Unsecured Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration.  The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes as of December 31, 2016.  The unamortized balance of the beneficial conversion feature discount amounted to $970,317 and $987,423 as of March 31, 2017 and December 31, 2016, respectively.  The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

As of March 31, 2017 and December 31, 2016, the Convertible Unsecured Notes issued total $5,513,683 and $4,982,577, respectively, net of the beneficial conversion feature.  Accrued interest as of March 31, 2017 and December 31, 2016 amounted to $149,910 and $71,776, respectively.  As of March 31, 2017 and December 31, 2016 no Convertible Unsecured Notes were converted.  See Note 13 for conversions subsequent to March 31, 2017.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 – LONG-TERM DEBT (Continued)

Convertible Unsecured Notes Payable (Continued)

The Convertible Unsecured Notes contained a repricing provision that was triggered by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company.  The conversion rate was reduced from $15.00 per share of common stock to $5.98 per share of common stock.  The repricing provision of the Convertible Unsecured Notes will increase the number of potential shares outstanding from 432,267 to 1,084,281.

Annual principal maturities of long-term debt are as follows:

	March 31,	December 31,
Years ending December 31,	2017	2016
2017	$22,376,147
2018	3,168,013
2019	1,900,500
2020	-
2021	-
Thereafter	10,229,980
Total	37,674,640	37,837,861
Less: amounts representing imputed interest	(451,176)	(793,502)
Less: amounts representing deferred issuance costs	(32,903)	(46,548)
Less: amounts representing beneficial conversion feature	(3,935,885)	(4,273,831)
	33,254,676	32,723,980
Notes payable due to related party	(1,250,000)	-
Less: current portion notes payable, net of discounts and deferred loan costs	(20,666,189)	(20,315,081)
Long-term portion convertible notes payable, net of discounts	6,269,974	5,737,184
Long-term portion notes payable due to related party, net of discounts	$5,068,513	$6,671,714

NOTE 8 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

The Company recognized $656,280 and $743,329 in interest expense under this sublease agreement for the three months ended March 31, 2017 and December 31, 2016, respectively, which is included in current and long term interest payable on the accompanying balance sheets at March 31, 2017 and December 31, 2016.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 – CAPITAL SUBLEASE OBLIGATION (Continued)

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment.  As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock.  The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock.  The conversion prepaid the December 1, 2016 sublease payment and lease charges.  The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date.  See Note 9 for additional information regarding the warrants.

The November 17, 2016 amendment will also convert projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock.  This conversion was effective January 1, 2017 and will prepay the sublease payments and lease charges through December 31, 2017.  As a result of the second sublease amendment, on November 17, 2016, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

For the three months ended March 31, 2017 and 2016, the Company incurred common area maintenance charges, property tax, and insurance expense of $149,581 and $266,533, respectively.

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2017	$2,992,125
2018	2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
Thereafter	52,857,085
Total minimum sublease payments	67,817,710
Less: amount representing interest	(61,522,568)
$6,295,142

Facility under capital sublease as of March 31, 2017 and December 31, 2016, is $6,295,142 and $6,295,142, respectively.  Accumulated depreciation as of March 31, 2017 and December 31, 2016, is $874,974 and $812,673, respectively.

NOTE 9 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of March 31, 2017 and December 31, 2016, none of the warrants had been exercised.

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share.  These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date.  These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of March 31, 2017 and December 31, 2016, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company's common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision).  Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of March 31, 2017 and December 31, 2016 the fair value of the derivative instrument was $14,639 and $25,540, respectively.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

The March 31, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00% - 83%
Risk free interest rate	1.21% - 2.04%
Expected life	2 - 6 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2 - 6 years

As of December 31, 2016, 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock.  As of March 31, 2017, no additional warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share and increased the number of shares issuable under these warrants by 3,044.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020.  These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets.  The Company will revalue the fair value adjustment of this derivative instrument at each reporting period.  As of March 31, 2017 and December 31, 2016 the fair value of the derivative instrument was $457,197 and $813,293, respectively.

The March 31, 2017 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 81.00%
Risk free interest rate	1.64%
Expected life	4 years

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	5 years

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 9 – WARRANTS AND WARRANTS LIABILITY (Continued)

As of March 31, 2017 and December 31, 2016, none of the warrants had been exercised.  On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.  The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from $7.18 and $11.58, respectively, per share to $5.98 per share, and increased the number of shares issuable under these warrants by 20,089.

Below is a summary of warrants outstanding at March 31, 2017 and December 31, 2016:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	1,983,463	5.67	9.3
Issued	96,478	17.12	5.2
Exercised	(18,384)	12.00
Expired/Forfeited	-	-	-
Balance at December 31, 2016	2,061,557	6.15	8.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at March 31, 2017	2,061,557	6.08	7.9

NOTE 10 – COMMON STOCK

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

On February 16, 2016, the Company closed the Regulation A offering, after issuing 1,410,048 shares of common stock for $15,819,993, net of offering costs of $1,110,583 of which $207,175 is related to the issuance of warrant liabilities as further discussed in Note 9 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

On March 31, 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and stockholder of the Company.  The common stock was issued at $5.98 per share.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

Through March 31, 2017, the Company has issued 265,407 shares of common stock in connection with the conversion of $1,595,580 of principal and $93,708 of accrued interest on the convertible subordinated secured notes as further discussed in Note 7 above.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors.  Stock options granted vest equally over a three year period.  Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins.  All options expire seven years from the award date and have an exercise price of $19.68 share.  As of December 31, 2016, 121,380 options were forfeited.  There have been no additional shares granted or forfeited during the three months ended March 31, 2017.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $351,379 for the three months ended March 31, 2017.  There was no stock-based compensation expense recorded for the three months ended March 31, 2016.  At March 31, 2017 there was $3,623,302 of total unrecognized compensation cost related to unvested stock options.  This cost is expected to be recognized over the next three years.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 10 – COMMON STOCK (Continued)

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	-	-	-
Granted	510,380	19.85	2.8
Exercised	-	-	-
Expired/Forfeited	(121,380)	19.85	-
Balance at December 31, 2016	389,000	19.85	2.8
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Balance at March 31, 2017	389,000	19.85	2.6

Vested and exercisable at March 31, 2017	-	-	-

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at March 31, 2017:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	113,313
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable - related party	724,843
Convertible notes payable	345,270
Series C Convertible Preferred Stock	435,036
5,468,460

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES (Continued)

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $12,249,000 and $12,120,000 as of March 31, 2017 and December 31, 2016, respectively.

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation.  As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000.  As of March 31, 2017, the Company has received 65,255 total reservations, of which 36,435 have received the locked price of $7,300 and 21,204 have made a binding purchase commitment and have received the locked price of $7,000.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs.  The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number.  On March 17, 2015, the Company entered into the second amendment and extended the deadline of this agreement to July 1, 2017.  At December 31, 2016, the Company recorded an accrued liability of $7,500,000.

NOTE 12 – RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.  The options had a fair value of $820,340 as of the grant date as discussed in Note 9 above.

On March 31, 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share.

As of March 31, 2017, several directors and stockholders have advanced the Company $6,484,000 as evidenced by Convertible Unsecured Notes.  The notes can be converted into common stock at an original conversion price of $15.00 per share and contain a repricing provision.  The March 31, 2017 private placement of the Company’s common stock to a director and shareholder of the company for $5.98 per share triggered the repricing provision, and the notes can be converted into common stock at a conversion provision of $5.98 per share.  See Note 7 above for additional discussion on the repricing provision.  See Note 13 for conversions subsequent to year end.

During 2016, several employees advanced the Company $75,155.  The amount was outstanding at December 31, 2016 and March 31, 2017.  The advance will be repaid during 2017.

ELIO MOTORS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through the date of the filing, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed below.

On May 5, 2017, the Company issued 33,445 shares of common stock in a private placement offering to a director and shareholder of the Company at $5.98 per share.  The common stock was issued at $5.98 per share.

Subsequent to March 31, 2017, the Company has converted $1,955,000 of principal and $174,095 of accrued interest from its Tier 1 Convertible Subordinated Notes into 356,036 shares of the Company’s common stock at a conversion price of $5.98 per share.  This amount was converted by a director and stockholder of the Company.  As of the date of this filing there were $1,704,980 outstanding of the Tier 1 and $86,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes.  The Company has also converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share.  This amount was converted by directors and stockholders of the Company.  As of the date of this filing there were no Convertible Unsecured Notes outstanding.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.

By:	/s/ Paul Elio
Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan Chief Financial Officer

Date:	May 12, 2017